SEC FILE NUMBER
0-22570
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form N-SAR ☐Form N-CSR

For Period Ended:	June 30, 2005

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q

☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR

☐Transition Report on Form 11-K
For the Transition Period Ended: ___________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Solexa, Inc.

     (Full Name of Registrant)
N/A

     (Former Name if Applicable)
25861 Industrial Blvd.

     (Address of Principal Executive Office (Street and Number))
Hayward, CA 94545

     (City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
Solexa, Inc. (the “Company”) is still in the process of completing its quarter-end financial review and therefore is unable to file its Form 10-Q for the quarter ended June 30, 2005 (the “Form 10-Q”) in the prescribed time period without unreasonable effort and expense. The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Linda Rubinstein	510	670-9317

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As described in Part III above, the Company is still in the process of completing its quarter-end financial review. On March 4, 2005, the Company and Solexa Limited closed a business combination transaction. Solexa Limited has become a wholly-owned subsidiary of the Company as a result of the transaction, and the Company changed its name from Lynx Therapeutics, Inc. to Solexa, Inc.
Because the former Solexa Limited shareholders owned approximately 80% of the shares of the Company’s common stock immediately following the business combination transaction, Solexa Limited’s designees to the Company’s board of directors represented a majority of the Company’s directors, and Solexa Limited’s senior management represent a majority of the senior management combined immediately following the business combination transaction, Solexa Limited is deemed to be the acquiring company for accounting purposes. Accordingly, the assets and liabilities of Lynx were recorded, as of the date of the business combination, at their respective fair values and added to those of Solexa Limited.
Reported results of operations of the combined company issued for the six months ended June 30, 2005, reflect those of Solexa Limited, to which the operations of Lynx were added from the date of the consummation of the business combination. The operating results of the combined company reflect purchase accounting adjustments. As a result of the accounting complexities of the treatment of the business combination, the departure between May 2005 and July 2005 of the accounting personnel employed by Solexa, Inc. prior to the business combination and certain transactions that took place during the quarter, including the acquisition of patents for shares of the Company’s common stock, the issuance of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock in payment of certain fees owed in connection with the business combination transaction and a private placement of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock, and consolidation of the financial statements of the Company and Solexa, Limited, the Company expects a significant change in results of operations from the corresponding period for the last fiscal year, but is unable to provide a reasonable estimate of such results due to the ongoing process of completing its quarter-end financial reporting process.

Solexa, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2005	By /s/ Linda Rubinstein
	Name:	Linda Rubinstein
	Title:	Vice President and Chief Financial Officer